Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

February 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Morgan Youngwood
Stephen Krikorian
Matthew Crispino
Jan Woo

Re:                             Pensare Acquisition Corp.
Preliminary Revised Merger Proxy Statement on Schedule 14A
Filed December 26, 2019
SEC Comment Letter dated February 4, 2020

File No. 001-38167

Ladies and Gentlemen:

This letter is submitted on behalf of Pensare Acquisition Corp. (the “Company”), in response to the comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Revised Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on January 23, 2020 (“Amendment No. 2”), as set forth in the Staff’s letter to Mr. Darrell J. Mays of the Company dated February 4, 2020 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on October 8, 2019 (“Amendment No. 3”) which includes changes in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Preliminary Revised Proxy Statement on Schedule 14A

Risk Factors
Our amended and restated certificate of incorporation will provide..., page 53

1.              You state that unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise your filing to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 3.

Executive Compensation of Computex, page 142

2.              Please update Computex’s executive compensation disclosure to include compensation paid during the fiscal year ended December 31, 2019. Refer to Item 402(n) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 142-144 of Amendment No. 3.

Revenue Recognition, page F-57

3.              We acknowledge your responses to prior comments 9 and 10. We are continuing to evaluate your responses along with the pending adoption of ASC 606. We may have further comments.

Response:

The Company acknowledges the Staff’s comment and directs the Staff’s attention to the Company’s response to comment no. 4, which addresses Computex’s evaluation of the potential impact that the adoption of ASC 606 will have on Computex’s financial statements.

Financial Statements

Stratos Management Systems, Inc.

Financial Statements for the years ended December 31, 2018, 2017 and 2016

Note 1. Summary of Significant Accounting Policies
Recently Issued Accounting Standards, page F-92

4.              You state that you expect to begin evaluating the effects of the revenue recognition ASUs (ASC 606) during the fourth quarter of 2019. Please revise to provide a qualitative discussion of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the standard that you expect to apply and a comparison to your current revenue recognition and disclosure policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. Also, to the extent that you determine the quantitative impact that adoption of ASC 606 will have on your results or financial position, please also disclose such amounts. In addition, if the change in revenue recognition policy is material and represent a fundamental change, please consider adding disclosure within MD&A and other appropriate sections of your filing to highlight the change. Further, if the change has not been identified and is unknown please add disclosure to highlight any uncertainty the new policy will have on your revenue presentation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 159-161 of Amendment No. 3.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 3 or the above responses.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc: Darrell J. Mays